Exhibit 99.1

News Release
FOR IMMEDIATE RELEASE
Investor Contact:
Christian Sadlier
312-255-5711
christian.sadlier@diamondconsultants.com
Media Contact:
David Moon
312-255-4560
david.moon@diamondconsultants.com
DIAMOND REPORTS FIRST QUARTER FISCAL YEAR 2011 RESULTS
Increases First Quarter Net Revenue by 37% Year Over Year
Generates Free Cash Flow of $8.8 million
Declares Quarterly Dividend of $0.09 per share
CHICAGO, Aug 4, 2010—Diamond Management & Technology Consultants, Inc. (NASDAQ: DTPI), a premier global management and technology consulting firm, today announced results for its first quarter of fiscal year 2011.
Net revenue for the first quarter ended June 30, 2010 was $52.0 million, an increase of 3% compared with $50.3 million in the fourth quarter of fiscal year 2010, and an increase of 37% compared with $37.9 million reported in the first quarter of the prior fiscal year.
Pretax income was $6.3 million in the first quarter of fiscal year 2011 compared with $5.8 million in the fourth quarter of fiscal year 2010 and $1.9 million in the first quarter of fiscal year 2010. Pretax margin increased to 12.2%, up from 11.5% in the previous quarter and 5% in the first quarter last year.
Income from continuing operations after taxes in the first quarter of fiscal year 2011 was $3.3 million, or $0.12 per diluted share. This compares to $7.2 million, or $0.26 per diluted share, in the fourth quarter of fiscal year 2010 which included a one-time valuation allowance reversal benefit, and $0.8 million, or $0.03 per diluted share, in the first quarter of fiscal year 2010. Diluted weighted average shares outstanding was 28.4 million compared with 27.8 million in the fourth quarter of fiscal year 2010 and 27.4 million in the first quarter of fiscal year 2010, driven primarily by an increase in stock price.

Diamond Reports First Quarter Fiscal Year 2011 Results
The reported effective tax rate was 48% in the first quarter of fiscal year 2011 compared with negative 25% in the fourth quarter of fiscal year 2010 and 55% in the first quarter of fiscal year 2010. During the fourth quarter of fiscal 2010, the company reversed a deferred tax asset valuation allowance in the United Kingdom resulting in a one-time income tax benefit of $3.4 million, which caused the negative reported effective tax rate for the quarter.
EBITDA (defined as income from continuing operations before interest, taxes, depreciation, and amortization) was $6.7 million in the first quarter of fiscal year 2011 compared with $6.2 million in the fourth quarter of fiscal year 2010 and $2.4 million in the first quarter of fiscal year 2010.
Free cash flow (cash flow provided by operating activities less capital expenditures) was $8.8 million in the first quarter of fiscal year 2011 compared with $7.8 million in the fourth quarter of fiscal year 2010 and $3.6 million in the first quarter of fiscal year 2010. The Company ended the quarter with cash and cash equivalents of $60.2 million. The $60.2 million cash balance does not include $4.1 million in restricted cash that was released in July.
During the first quarter, Diamond repurchased approximately 240,000 shares at an average price of $8.19 per share for a total amount of $2 million. As of June 30th, 2010 total share repurchase authorization was $20.1 million.
The Company also announced that its Board of Directors declared on July 29, 2010, a quarterly dividend of $0.09 per share of common stock, payable on September 15, 2010 to shareholders of record at the close of business on September 1, 2010.
“Our business is performing well and the first quarter results represent strong year over year growth and sequential improvement,” said Adam Gutstein, President & CEO of Diamond. “Demand for our services remains healthy across each of our industry verticals and we anticipate continued revenue and earnings growth for the remainder of fiscal 2011. Our performance and outlook are driven by a combination of Diamond having the right positioning, skills and services, while continuing to work with the very best clients.”
The Company’s first quarter fiscal 2011 financial results are summarized as follows:
Financial Results ($ in millions except Earnings Per Share)

	Q1 FY10	Q4 FY10	Q1 FY11
Net Revenue	$37.9	$50.3	$52.0
Income from Continuing Operations before Income Tax (Pretax Income)	$1.9	$5.8	$6.3
Diluted Earnings Per Share from Continuing Operations	$0.03	$0.26	$0.12
Adjusted Diluted Earnings Per Share from Continuing Operations(1)	$0.03	$0.11	$0.12
EBITDA	$2.4	$6.2	$6.7
Free Cash Flow	$3.6	$7.8	$8.8

(1)
Excluding the one-time tax benefit from an income tax valuation allowance reversal in the UK and using a 49% tax rate from the preceding quarter, fourth quarter fiscal year 2010 EPS would have been $0.11 per share.

Diamond Reports First Quarter Fiscal Year 2011 Results
The Company’s business metrics are summarized as follows:

	Q1 FY10	Q4 FY10	Q1 FY11
Total Clients	61	66	67
Top 5 Client Concentration (% of Net Revenue)	34%	42%	42%
New Clients Added	10	16	13
Revenue Generated from New Clients	6%	4%	3%
Days Receivables Outstanding	31	35	32
Client-Serving Professionals (Quarter End)	441	527	532
Revenue per Professional (Annualized, $ in thousands)	$335	$393	$393
Chargeability	74%	77%	75%
Voluntary Attrition (Annualized)	13%	14%	17%
Total Headcount (Quarter End)	551	643	652
Revenue By Industry

	Q1 FY10	Q4 FY10	Q1 FY11
Financial Services	33%	32%	30%
Insurance	24%	25%	26%
Healthcare	19%	20%	21%
Enterprise*	18%	19%	19%
Public Sector	6%	4%	4%

*	The enterprise vertical includes telecommunications, consumer packaged goods, travel and entertainment, retail and distribution, and manufacturing and logistics.
Q2 and FY2011 Guidance
Second quarter net revenue is anticipated to be in the range of $52 to $54 million, pretax income is anticipated to be in the range of $6.3 to $7 million and GAAP EPS to be in the range of $0.12 to $0.14 per diluted share. The company expects stock based compensation to be $1.3 million, reported tax expense to be in the range of $2.9 to $3.1 million, weighted average share count of approximately 28.5 million and free cash flow of $12 to $14 million. The company expects to end the September quarter with 575 to 585 consultants.

Diamond Reports First Quarter Fiscal Year 2011 Results
For the full fiscal year of 2011, Diamond anticipates net revenue to be in the range of $214 to $220 million, up 21% to 24% year-over-year. The Company expects pretax income in the range of $28 to $29.5 million, GAAP EPS in the range of $0.53 to $0.57 and stock based compensation expense to be $5.3 million. Reported tax expense is projected to be in the range of $12.7 to $13.2 million, and weighted average share count is expected to be 28.8 million. Free cash flow is expected to be at least $20 million.
Q2 and FY2011 Guidance
(in millions, except Earnings Per Share)

	Q2 FY11	FY11
Revenue	$52 — $54	$214 — $220
Pretax Income	$6.3 — $7.0	$28 — $29.5
Reported Tax Expense	$2.9 — $3.1	$12.7 — $13.2
Weighted Avg. Share Count	28.5	28.8
Earnings Per Share	$0.12 — $0.14	$0.53 — $0.57
Free Cash Flow	$12 — $14	> $20
Conference Call
Diamond will host a conference call today, August 4, 2010, at 8:00 am CT to discuss the results of the quarter. The dial-in number for the conference call is (800) 926-6734 for North American callers and (212) 231-2903 for international callers. A replay of the call will be available over the Internet beginning shortly after the call ends. The call will be broadcast live and archived on Diamond’s web site at www.diamondconsultants.com. You may also listen to a telephonic replay of the discussion beginning approximately one hour after the completion of the call through 9:00 AM CT on August 11, 2010. The replay can be accessed by calling (800) 633-8284 or (402) 977-9140, then entering passcode number 21477133.
About Diamond
Clients engage Diamond Management & Technology Consultants, Inc. (NASDAQ: DTPI) to help their companies grow, improve margins, and increase the productivity of their investments. Working together to design and execute business strategies that capitalize on changing market forces and technology, Diamond’s consultants are experts in helping clients attract and retain customers, increase the value of their information, and plan and execute projects that turn strategy into measurable results.
Diamond’s capabilities are rooted in deep strategy, technology, operations, and industry experience. The firm’s approach to client service is based on objectivity, collaboration, and an unwavering commitment to its clients’ best interests. Headquartered in Chicago, Diamond has offices in New York, Washington, D.C, Hartford, London, and Mumbai. To learn more, visit: www.diamondconsultants.com.

Diamond Reports First Quarter Fiscal Year 2011 Results
Forward-Looking Statements
Statements in this press release that do not involve strictly historical or factual matters are forward-looking statements within the meaning of the “safe harbor” provisions of the federal securities laws. Forward-looking statements involve estimates, projections, assumptions, risks, and uncertainties and speak only as of the date of this release based on information available to the Company as of the date of this release, and the Company assumes no obligation to update any forward-looking statements. Actual results may differ materially from the results projected in any forward-looking statement. For a discussion of some of the risks and uncertainties that could cause actual results to differ materially, please refer to the risks and uncertainties identified in our filings with the SEC.
Non-GAAP Financial Measures
The press release includes non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management believes the non-GAAP measures are useful to investors, and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), please see the section entitled “Unaudited Reconciliations of GAAP to Non-GAAP Financial Measures.”

Diamond Reports First Quarter Fiscal Year 2011 Results
DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the Three Months
	Ended June 30,
	2009	2010
	(Unaudited)	(Unaudited)
Revenue:
Net revenue	$37,892	$52,002
Reimbursable expenses	7,080	9,171

Total revenue	44,972	61,173

Project personnel expenses:
Project personnel costs before reimbursable expenses	28,621	35,740
Reimbursable expenses	7,080	9,171

Total project personnel expenses	35,701	44,911

Gross margin	9,271	16,262

Other operating expenses:
Professional development and recruiting	706	2,133
Marketing and sales	541	804
Management and administrative support	6,103	6,925

Total other operating expenses	7,350	9,862

Income from Operations	1,921	6,400

Other expense, net	(19)	(57)

Income from continuing operations before income taxes	1,902	6,343

Income tax expense	1,055	3,037

Income from continuing operations after income taxes	847	3,306

Discontinued operations:
Income from discontinued operations, net of income taxes	85	—

Net Income	$932	$3,306

Basic income per share of common stock:
Income from continuing operations	$0.03	$0.12
Income from discontinued operations	0.00	—

Net income	$0.03	$0.12

Diluted income per share of common stock:
Income from continuing operations	$0.03	$0.12
Income from discontinued operations	0.00	—

Net income	$0.03	$0.12

Shares used in computing basic income per share	27,273	27,105

Shares used in computing diluted income per share	27,369	28,394
The following amounts of stock-based compensation expense (“SBC”) are included in each of the respective expense categories reported above:

	For the Three Months
	Ended June 30,
	2009	2010
	(Unaudited)	(Unaudited)
Project personnel costs before reimbursable expenses	$842	$840
Professional development and recruiting	12	13
Marketing and sales	90	107
Management and administrative support	373	367

Total SBC	$1,317	$1,327

Diamond Reports First Quarter Fiscal Year 2011 Results
DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	June 30,
	2010	2010
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$55,834	$60,204
Restricted Cash	4,104	4,104
Accounts receivable, net of allowance of $477 and $510 as of March 31 and June 30, 2010, respectively	22,947	21,378
Income taxes receivable	—	2,682
Deferred tax asset — current portion	6,888	2,754
Prepaid expenses and other current assets	3,066	3,236

Total current assets	92,839	94,358

Computers, equipment, leasehold improvements and software, net	3,667	3,858
Deferred tax asset — long-term portion	7,911	7,237
Other assets	1,584	1,316

Total assets	$106,001	$106,769

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$5,613	$3,922
Income taxes payable — current portion	2,752	—
Accrued compensation	17,741	22,044
Accrued benefits	2,355	2,986
Other accrued liabilities	5,632	5,909

Total current liabilities	34,093	34,861

Deferred rent — long term portion	1,613	1,573
Accrued income tax liabilities — long-term portion	585	585

Total liabilities	36,291	37,019
Commitments and contingencies

Stockholders’ equity:
Common stock, net, 27,252 and 27,278 shares issued and outstanding as of March 31 and June 30, 2010, respectively	511,650	511,008
Accumulated other comprehensive loss	(4,423)	(4,593)
Accumulated deficit	(437,517)	(436,665)

Total stockholders’ equity	69,710	69,750

Total liabilities and stockholders’ equity	$106,001	$106,769

Diamond Reports First Quarter Fiscal Year 2011 Results
DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (1)
(In thousands)

	For the Three Months
	Ended June 30,
	2009	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$932	$3,306
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	489	431
Stock-based compensation	1,317	1,327
Deferred income taxes	6,839	4,786
Excess tax benefits from employee stock plans	(5)	(324)
Changes in assets and liabilities:
Accounts receivable	1,020	1,549
Prepaid expenses and other	(110)	(316)
Accounts payable	(904)	(1,512)
Accrued compensation	331	4,298
Income taxes payable / receivable	(6,512)	(5,283)
Other assets and liabilities	677	1,304

Net cash provided by operating activities	4,074	9,566

Cash flows from investing activities:
Increase in restricted cash	(2)	—
Capital expenditures, net	(480)	(816)

Net cash used in investing activities	(482)	(816)

Cash flows from financing activities:
Stock option and employee stock purchase plan proceeds	397	443
Payment of employee withholding taxes from equity transactions	(106)	(612)
Common stock cash dividends	(1,921)	(2,453)
Excess tax benefits from employee stock plans	5	324
Purchase of treasury stock	(280)	(1,963)

Net cash used in financing activities	(1,905)	(4,261)

Effect of exchange rate changes on cash	276	(119)

Net increase in cash and cash equivalents	1,963	4,370

Cash and cash equivalents at beginning of period	46,112	55,834

Cash and cash equivalents at end of period	$48,075	$60,204

(1)
The Condensed Consolidated Statements of Cash Flows is prepared on a combined basis and the reported results include both continuing and discontinued operations for the three month period ended June 30, 2009.

Diamond Reports First Quarter Fiscal Year 2011 Results
DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.
UNAUDITED RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands)
RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS AFTER INCOME TAXES TO EBITDA :

	For the Three Months	For the Three Months
	Ended March 31,	Ended June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)

Income from continuing operations after income taxes	$7,221	$847	$3,306
Depreciation and amortization expense	410	489	431
Interest income, net	(5)	(10)	(27)
Income tax expense (benefit)	(1,426)	1,055	3,037

EBITDA (1)	$6,200	$2,381	$6,747

(1)
EBITDA, defined as income from continuing operations before interest, taxes, depreciation and amortization, is not a measure of financial performance under U.S. generally accepted accounting principles (GAAP). Management believes EBITDA is a useful indicator of the Company’s financial and operating performance and its ability to generate cash flows from operations that are available for share repurchases and capital expenditures. Investors should recognize that EBITDA might not be comparable to similarly-titled measures of other companies. This measure should be considered in addition to, and not as a substitute for or superior to, any measure of performance prepared in accordance with GAAP.

RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW (2):

	For the Three Months	For the Three Months
	Ended March 31,	Ended June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$8,090	$4,074	$9,566
Capital expenditures	(304)	(480)	(816)

Free cash flow	$7,786	$3,594	$8,750

(2)
Free cash flow, defined as net cash provided by operating activities less capital expenditures, is a non-GAAP term. Management believes that by providing more visibility on free cash flow and reconciling to net cash provided by operating activities, the Company provides a consistent metric from which the quality of its business may be monitored. This measure should be considered in addition to, and not as a substitute for or superior to, any measure of performance prepared in accordance with GAAP.